U.S. SECURITIE[illegible] [illegible]MISSION
WAS[illegible]

03053135

ANNUAL AUDITED REPORT FORM X-17a-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-27359

REPORT FOR THE PERIOD BEGINNING - 04/01/02 AND ENDING 03/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Peninsular Securities Company

Office Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

161 Ottawa NW Suite 100A
(No. and Street)

Grand Rapids	Michigan	49503
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald G. Karpinski (616) 459-4336
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	3230 Eagle Park Dr. NE, Suite 201	Grand Rapids	MI	49525
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Donald G. Karpinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Peninsular Securities Company, as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Donald G. Karpinski
Signature

Treasurer
Title

NANCY E. FIRLIK
NOTARY PUBLIC KENT CO., MI
MY COMMISSION EXPIRES Dec 19, 2006

Nancy E. Firlik
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) and Retained Earnings.
- [X] (d) Statement of Cash Flows.
- [ ] (e) Statement of Shareholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** ***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

PENINSULAR SECURITIES COMPANY

TABLE OF CONTENTS

	PAGE
Independent Auditors' Report	1
Financial Statements for the Year Ended March 31, 2003	
Statement of Financial Condition	2
Statement of Operations and Retained Earnings	3
Statement of Cash Flows	4
Notes to Financial Statements	5-6
Supplemental Schedule	
I Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	7-8
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	9-10



REHMANN ROBSON

Certified Public Accountants

A member of THE REHMANN GROUP — An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

April 25, 2003

Board of Directors
Peninsular Securities Company
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Peninsular Securities Company as of March 31, 2003, and the related statements of operations and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peninsular Securities Company as of March 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

3230 Eagle Park Drive, NE ◦ Suite 201 ◦ Grand Rapids, MI 49525 ◦ 616.975.4100 • Fax 616.975.4400 • www.rehmann.com

PENINSULAR SECURITIES COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Cash and cash equivalents	$ 90,679
Receivable from clearing organization	62,286
Membership in Exchange, at cost; fair value of $27,000	5,252
Equipment at cost, less accumulated depreciation of $42,136	17,690
Cash surrender value of life insurance	50,266
Deposits with clearing organization	25,000
Other assets	2,648
Total assets	**$ 253,821**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 40,193
Commitments (Note C)	
Shareholders' equity	
Common stock - authorized 50,000 shares of $1 par value; issued and outstanding 30,000 shares	30,000
Additional contributed capital	90,346
Retained earnings	93,282
Total shareholders' equity	**213,628**
Total liabilities and shareholders' equity	**$ 253,821**

The accompanying notes are an integral part of these financial statements.

PENINSULAR SECURITIES COMPANY

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

YEAR ENDED MARCH 31, 2003

Revenues	
Commissions, including trading gains	$ 933,639
Interest	2,066
Other	89,691
Total revenues	**1,025,396**
Expenses	
Employee compensation and benefits	573,171
Clearing and floor brokerage	188,615
Communications	45,394
Occupancy and equipment rental	59,545
Taxes, other than income taxes	42,871
Other operating expenses	127,295
Total expenses	**1,036,891**
Loss before income taxes	**(11,495)**
Income taxes	425
Net loss	**(11,920)**
Retained earnings, April 1, 2002	105,202
Retained earnings, March 31, 2003	**$ 93,282**

The accompanying notes are an integral part of these financial statements.

PENINSULAR SECURITIES COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2003

Cash flows from operating activities	
Net loss	$ (11,920)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	7,415
Cash surrender value of life insurance	730
Changes in operating assets and liabilities which provided (used) cash	
Receivable from clearing organization	5,142
Other assets	404
Accounts payable and accrued liabilities	(2,232)
Net cash used in operating activities	**(461)**
Cash used in investing activities	
Purchases of equipment	**(4,288)**
Net decrease in cash and cash equivalents	**(4,749)**
Cash and cash equivalents, April 1, 2002	95,428
Cash and cash equivalents, March 31, 2003	**$ 90,679**
Supplemental cash flows information	
Income taxes paid	$ 425

The accompanying notes are an integral part of these financial statements.

PENINSULAR SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Concentration Credit Risk

The principal business activity of Peninsular Securities Company (the "Company") is a securities broker/dealer, primarily in West Michigan. The Company is registered with the Securities and Exchange Commission, the State of Michigan and several other states. It is a member of the National Association of Securities Dealers, the Securities Investor Protection Corporation and the Chicago Stock Exchange.

The Company introduces transactions and accounts on a fully disclosed basis.

The Company maintains cash deposits in one financial institution. Deposits up to $100,000 are insured by the Federal Deposit Insurance Corporation. Management believes these deposits do not represent substantial credit risk.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date for financial reporting purposes, and on a transaction date basis for tax purposes.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks, money market funds and cash on hand.

Equipment and Depreciation

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives of 5 years, principally on the straight-line basis. Management annually reviews these assets to determine whether carrying values have been impaired.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

B. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2003, the Company had net capital of $157,838, which was $107,838 in excess of its required net capital of $50,000. The Company's net capital ratio was .25 to 1.

C. COMMITMENTS

Stock Repurchase Agreement

Upon the death of a shareholder, all Company stock held by the deceased shareholder must be repurchased by the Company. In the event of termination of employment, the shareholder has the right to require the Company to purchase the stock within two years after termination of employment. The price of shares acquired shall be the adjusted book value as defined in the agreement. The Company has obtained insurance on the lives of the shareholders in amounts approximating the purchase price in order to fund any obligation arising pursuant to this agreement.

Lease Commitments

The Company conducts substantially all of its business from leased office facilities. The leases, which are classified for accounting purposes as operating leases, provide for payment of normal operating and maintenance expenses by the Company and expire in December 2003 and March 2004. Total rent expense for the year ended March 31, 2003 was $59,545. Minimum future rentals under noncancelable leases for the year ending March 31, 2004 is $48,771.

D. LINE OF CREDIT

The Company has a $250,000 unsecured line of credit with a bank. The line provides for interest on borrowings at ¼% over prime (effective rate of 4.5% at March 31, 2003) and expires on demand. There were no outstanding borrowings on the line as of March 31, 2003.

E. PENSION PLAN

The Company maintains a deferred compensation plan qualified under Section 401(k) of the Internal Revenue Code. Under this plan, substantially all employees are permitted to contribute up to the limit set by the Internal Revenue Code into the retirement plan. Company contributions to the plan are discretionary. The Company has elected to not match employee contributions for the year ended March 31, 2003.

* * * * * *

SCHEDULE

PENINSULAR SECURITIES COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2003

Net capital		
Total shareholders' equity		$ 213,628
Deductions and/or charges		
Non-allowable assets		
Exchange membership	$ 5,252	
Equipment	17,690	
Other assets	2,698	
Excess fidelity bond coverage deductible	4,000	
Potential termination fees under clearing agreement	26,150	
		55,790
NET CAPITAL		$ 157,838

PENINSULAR SECURITIES COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)

AS OF MARCH 31, 2003

Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 40,193
Total aggregate indebtedness	**$ 40,193**
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 50,000
Excess net capital	$ 107,838
Excess net capital at 1500%	$ 155,159
Excess net capital at 1000%	$ 153,818
Ratio: Aggregate indebtedness to net capital	.25 to 1

There was no material difference between the audited and unaudited computation of net capital.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5



REHMANN ROBSON

Certified Public Accountants

A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

April 25, 2003

Board of Directors
Peninsular Securities Company
Grand Rapids, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Peninsular Securities Company (the "Company") for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3230 Eagle Park Drive, NE • Suite 201 • Grand Rapids, MI 49525 • 616.975.4100 • Fax 616.975.4400 • www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehmann Lohan